WaveDancer, Inc.

12015 Lee Jackson Highway

Suite 210

Fairfax, Virginia 22033

February 2, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention: Alexandra Barone

Re:	WaveDancer, Inc.
Registration Statement on Form S-4, as amended, File No. 333-276649

Dear Ms. Barone:

WaveDancer, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 10:00 a.m. Eastern Time on February 6, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Mark J. Wishner of Greenberg Traurig, LLP, at 703-749-1352, to orally confirm that event or if you have any questions or require additional information regarding this matter.

Very truly yours,

WaveDancer, Inc.

By:	/s/ G. James Benoit, Jr.
Name:	G. James Benoit, Jr.
Title:	Chief Executive Officer

cc:	Mark J. Wishner
Greenberg Traurig, LLP